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                                   April 23, 1999



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

     Re:  Heartport, Inc. (the "Company")
          Withdrawal of Form S-3 Registration
          Statement, As Amended, Filed on
          July 11, 1997, File No. 333-31161
          ---------------------------------

Ladies and Gentlemen:

     Please be advised that the Company hereby requests that the above-referenced Form S-3 Registration Statement and all Post-Effective Amendments thereto (collectively, the "Registration Statement") be withdrawn pursuant to the provisions of Rule 477 of the rules and regulations under the Securities Act of 1933. The securities covered by the Registration Statement were issued pursuant to Rule 144A on April 18, 1997. The Company is no longer contractually obligated to keep the Registration Statement effective.

     Please call the undersigned at (650) 482-4429 if you have any comments or if we can furnish any additional information or otherwise be of assistance.

                                   Very truly yours,

                                   /s/ Bradford J. Shafer

                                   Bradford J. Shafer
                                   General Counsel and Secretary

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